Southwest Gas Holdings, Inc.

8360 S. Durango Dr.

Post Office Box 98510

Las Vegas, Nevada 89193-8510

March 17, 2022

Via EDGAR Submission and E-mail

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F. Street, NE

Washington, D.C. 20549

Attn: Perry Hindin

RE:	Southwest Gas Holdings, Inc.
Amendments No. 8 and 9 to Schedule 14D-9 filed 1/28 and 3/1/2022
File No. 5-89940
Rule 14a-12 Soliciting Material filed 1/28/2022
File No. 1-37976

Dear Mr. Hindin:

Southwest Gas Holdings, Inc. (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 9, 2022 (the “Comment Letter”) with respect to the Company’s Amendments No. 8 and 9 to Schedule 14D-9 filed with the Commission on February 29, 2022 and March 1, 2022, respectively (collectively with the Schedule 14D-9 filed with the Commission on November 9, 2021, as otherwise amended to the date hereof, the “Schedule 14D-9”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless indicated otherwise, defined terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 14D-9.

Amendments No. 8 and 9 to Schedule 14D-9 filed 1/28 and 3/1/2022, respectively, and DEFA14A filed 1/28/2022

General

1.

The Company has made statements in amendments to Schedule 14D-9 and in past soliciting materials filed pursuant to Exchange Act Rule 14a-12 that refer to the tender offer by IEP Utility Holdings LLC as “highly illusory” and containing “a long list of ambiguous conditions, nearly all of which we note are within Mr. Icahn’s discretion.” Please do not use these or similar statements in the Company’s filings without providing a proper factual foundation. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please refer to the Company’s obligations under Exchange Act section 14(e) and Exchange Act Rule 14a-9. In responding to this comment, please address the fact that multiple conditions appear to be within the control of the Company and a majority of remaining conditions appear to be objectively determinable.

I. Proposed Amendment to Schedule 14D-9

The Company acknowledges the Staff’s comment and undertakes to revise its disclosure in an amendment to the Schedule 14D-9 to revise the disclosure in Item 4 under the heading “Reasons for the Recommendation—IV. The Offer is highly illusory and it is very unlikely that stockholders will ever receive any Offer consideration.” (~~strikethrough~~ reflects a deletion and bold and underline reflects new disclosure):

“The Offer is highly conditional and illusory and stockholders should not be deceived into thinking that they will ever receive any Offer consideration, whether on the ~~initial~~ Expiration Date, as currently extended to March 23, 2022, ~~of December 27, 2021~~ or otherwise. Mr. Icahn has amended ~~made~~ the Offer to be conditioned on, among other things, satisfaction of the Regulatory Approval Condition, the Equity Condition and the Board Condition. Mr. Icahn has noted that he is planning to seek regulatory approval of his slate of Directors and has also proposed the ability to call to a special meeting of the Company’s stockholders to the extent he has not obtained such approvals prior to the 2022 Annual Meeting. ~~cannot acquire control of Southwest Gas without obtaining the necessary regulatory approvals~~. In addition~~fact~~, Mr. Icahn must obtain regulatory approval to acquire more than 25% of Southwest Gas’ outstanding Shares – an amount well below the 35% that Mr. Icahn ~~has~~ initially indicated he needed~~s~~ in order ~~if he is~~ to extend his Offer.

Mr. Icahn seems to want to hide details around the Regulatory Approval Condition, as it ~~this fact~~s~~. Mr. Icahn’s Regulatory Approval Condition~~ has been drafted to be purposely vague—e.g., “any required governmental or regulatory approvals, consents, clearances or waivers, including any necessary approvals from the appropriate authorities located in each of Arizona, California and Nevada.” These approvals, consents, clearances and waivers are all obligations of Mr. Icahn to obtain if he is to complete the Offer. In the approximately five months since initially making his Offer, to the Company’s knowledge, Mr. Icahn has taken no steps to fulfill these obligations by applying for, or otherwise seeking to obtain, the relevant state regulatory approvals, nor has he committed to a timeline for so doing.

Mr. Icahn does not provide any details about his plan to obtain the necessary approvals, in fact, Mr. Icahn does not even provide the most basic details of what approvals, consents, clearances and waivers that he must obtain in each of the relevant jurisdictions to complete the Offer. Without even this most basic information, Mr. Icahn is keeping the satisfaction of the Regulatory Approval Condition within his control, and stockholders can only guess as to what approvals Mr. Icahn must obtain, what his plans are to obtain such approvals, and the likelihood of satisfying the condition or the potential timing of satisfaction.

Even assuming Mr. Icahn eventually satisfies the Regulatory Approval Condition—and there is no certainty that he will—the process of satisfying the condition could take up to 18 months. Moreover, even if he were to file the applications today, it would be virtually impossible to obtain the regulatory approvals that he has admitted may be required to seat a majority of the Board prior to the date of the 2022 Annual Meeting.

In addition, Mr. Icahn has made the Offer conditioned on the Equity Condition, a condition which is effectively impossible to satisfy given the Company’s publicly announced plans to raise equity as part of the permanent financing for the acquisition of Questar. Mr. Icahn has also conditioned the Offer on a series of broadly worded and vague conditions, each of which (in addition to the Regulatory Approval Condition, the Board Condition and the Equity Condition) may be deemed satisfied in Mr. Icahn’s sole discretion at whatever time it pleases him, rendering the Offer illusory. ”

Further, the Company undertakes to include a similar description of the factual basis for its assertions when making future communications regarding the illusive nature of Mr. Icahn’s tender offer.

II. “Factual Basis” Analysis

In response to the Staff’s comment regarding the factual basis for its statements, while the Company acknowledges that certain conditions to the tender offer arguably may be within the control of the Company and/or based on objective facts, the Company respectfully informs the Staff that the tender offer is now subject to ten conditions, the most substantive and significant of which remain ambiguous and within Mr. Icahn’s own control, and all of which may be waived by him at any time, in his sole discretion.

Regulatory Approval Condition

Notably Mr. Icahn’s Offer to Purchase (as amended to the date hereof, the “Offer to Purchase”) includes the Regulatory Approval Condition, which requires “the receipt of any required governmental or regulatory approvals which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in the Offer to Purchase).” While Mr. Icahn has remained silent as to the exact number and type of such regulatory approvals, the Company is aware that, at a minimum, Mr. Icahn would be required to obtain state regulatory approvals in connection with a change of control of the Company.

As an initial matter, the Company notes that, in order to satisfy the Regulatory Approval Condition, Mr. Icahn would need to take affirmative steps to apply for, or otherwise seek to obtain, the relevant state regulatory approvals. As of this date of this letter, to the Company’s knowledge, Mr. Icahn has taken no such steps. Further, in the approximately five months since the initial filing of the Offer to Purchase with the Commission on October 27, 2021, Mr. Icahn has never committed to a timeline for seeking such approvals, nor has he even clarified which specific approvals are required. By intentionally omitting information regarding the state regulatory approvals required to satisfy the Regulatory Approval Condition, and not making any commitments to pursue those approvals, Mr. Icahn is keeping the satisfaction of the Regulatory Approval Condition within his control and preventing the Company’s stockholders from assessing the likelihood that the tender offer will close and the timing of any such closing, thus rendering the tender offer illusory.

Further, in Amendment No. 14 to Mr. Icahn’s Offer to Purchase, filed with the Commission on January 26, 2022, Mr. Icahn disclosed his intent to restructure his tender offer by forming a number of Delaware statutory trusts based on terms that he purportedly believes will eliminate the requirement to obtain approvals from the regulators in Arizona, California and Nevada prior to the closing of the tender offer. In such Amendment No. 14, Mr. Icahn specifically states his belief that the satisfaction of the Regulatory Approval Condition “is no longer a condition that must be satisfied prior to the closing of the [o]ffer”. However, the Regulatory Approval Condition has not been removed from the Offer to Purchase and remains an express closing condition. As a result, the terms of the offer are highly ambiguous, and it is nearly impossible for stockholders to assess the potential impact of the Regulatory Approval Condition and make an informed decision as to whether to tender their shares.

Board Condition

In this same Amendment No. 14, Mr. Icahn also amended his offer to include the Board Condition, which requires that “a majority of the members of the Icahn Slate are elected and seated as members of the board of directors of the Company at the Company’s 2022 Annual Meeting of Stockholders or at any subsequently called special meeting for such purpose”. As noted above, the Company notes Mr. Icahn’s statements that he is seeking state regulatory approvals in order to seat a majority of the members of the Board. However, Mr. Icahn’s Amendment No. 14, as well as his subsequent disclosures (including his preliminary proxy statement on Schedule 14A filed with the Commission on February 15, 2022), fail to disclose what regulatory approvals are necessary to elect Mr. Icahn’s slate, the likelihood of obtaining such regulatory approvals prior to the Company’s 2022 Annual Meeting of Stockholders, and, most importantly, when Mr. Icahn plans to disclose whether his slate will be permitted to be elected to the Board. Moreover, to the Company’s knowledge, as of the date of this letter, Mr. Icahn has not submitted applications for the necessary regulatory approvals and, even if he were to file the applications today, it would be virtually impossible to obtain such regulatory approvals prior to the Company’s 2022 Annual Meeting of Stockholders. In fact, the ability to achieve the Board Approval condition is in direct contrast with Mr. Icahn’s statement of belief in his Amendment No. 14 that the Regulatory Approval Condition is no longer necessary in order to consummate his offer. This contrast, and the general lack of information on these matters, has the effect of rendering the tender offer illusory. Although Mr. Icahn has stated that he intends to restructure his tender offer in a manner that he thinks will allow him to elect a majority of his slate to the Board, Mr. Icahn has not provided any guidance as to when he will be able to confirm his belief (if ever). Indeed, he has not even disclosed whether he has engaged in any discussions with the relevant regulatory authorities regarding the viability of his highly unusual proposal, let alone the content of those discussions.

Equity Condition

Since Mr. Icahn’s initial filing of his Offer to Purchase on Schedule TO on October 27, 2021, his tender offer has included the Equity Condition which requires, among other things, that “the Company has not issued, and has not authorized or proposed the issuance of, any equity securities or equity-linked securities, subject to certain ordinary course exceptions, other than pursuant to a rights offering that treats all stockholders equally” (emphasis added). However, as Mr. Icahn is aware, prior to the initial filing of his Offer to Purchase, the Company had publicly announced its intention to issue $900 million - $1 billion of common equity and equity-linked securities as part of the permanent financing for the Company’s acquisition of Dominion Energy Questar Pipeline, LLC, its subsidiaries and certain associated affiliates (“Questar Pipelines”). In fact, the Company’s October 5, 2021 investor presentation regarding the acquisition of Questar stated, in relevant part, that the Company expected such permanent financing to have a “significant equity component.”1 As a result, the Equity Condition is effectively impossible to satisfy, rendering the tender offer illusory.

General

Finally, the Offer to Purchase contains intentionally ambiguous and far-reaching conditions that allow Mr. Icahn to assert that a condition has not been satisfied if and when it is convenient for him. According to the Offer to Purchase, such determination by Mr. Icahn will not be subject to challenge. For instance, the tender offer is conditioned upon no event occurring “… which might affect … the extension of credit by lending institutions….” Additionally, Mr. Icahn can claim that the No Events Outside of the Ordinary Course Condition is not satisfied if there is any acquisition

[1]

See Slide 12 of the Company’s investor presentation, “Acquisition of Questar Pipelines”, dated October 5, 2021 and available on the Company’s website at: https://investors.swgasholdings.com/static-files/52344a0c-2b42-47f1-b40d-98674cc40793 of assets or disposition of assets by the Company since the date of the tender offer’s launch. More generally, the Offer to Purchase states with respect to the conditions that “[t]he failure by [Mr. Icahn] at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” Such broad conditions, which may be deemed satisfied in Mr. Icahn’s sole discretion at whatever time it pleases him, render the tender offer illusory.

2.	Disclosure in the Company’s Schedule 14D-9 filed on November 9, 2021 indicated that:

“The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.”

Similar disclosure is found in the Company’s preliminary proxy statement filed on February 28, 2022, along with a discussion of the Bridge Facility:

“Over the course of its review process, the Company and its financial advisors contacted and engaged with numerous financing sources, including both debt financing and equity financing. In accordance with the Board’s ongoing evaluation, Southwest Gas entered into a 364-day term loan agreement (the “Bridge Facility”) on November 1, 2021, which has provided the Company with the flexibility to consider a range of permanent financing alternatives for the Questar transaction.”

We note that subsequent to the entry into the Bridge Facility, it does not appear that the Company has provided any disclosure under cover of Schedule 14D-9 regarding its plans for refinancing the Bridge Facility or any updates regarding the activities of Lazard in seeking such alternative financing arrangements other than disclosure in the amendment to the Schedule 14D-9 filed on March 1, 2022. Such amendment described the February 21, 2022 telephone call between Lazard and Mr. Icahn discussing Mr. Icahn’s potential financing to replace the Bridge Facility.

Disclosure in soliciting material filed by the Icahn Group on March 1, 2022 indicates that following such call with Mr. Icahn, Lazard emailed a questionnaire to Mr. Icahn that included questions regarding special financing transactions, including questions concerning specific types of equity, ratios of any such equity if a financing were to consist of multiple components as well as questions included proposed terms of financing transactions, such as the issuance of common equity, convertible preferred equity, exit requirements and governance rights.

Given the detailed nature of such questionnaire regarding the terms of special financing transactions, please advise us whether the Company has been conducting negotiations with parties other than Carl Icahn and his affiliates in order to refinance the Company’s debt, including the Bridge Facility. If the Company is currently engaged in such negotiations, we remind the Company of its obligations under Exchange Act Rule 14d-9(c), including its obligation to promptly disclose and disseminate any material changes in the information set forth in Schedule 14D-9, including the information called for by Item 7 of Rule 14d-101, as described in Item 1006(d) of Regulation M-A. Note specifically the types of transactions referenced in Item 1006(d)(1)(ii), including, without limitation, the cross-reference to Item 1006(c)(3). Notwithstanding the first sentence of the Instruction to Item 1006(d)(1), we remind the Company that such instruction still requires, at a minimum, disclosure indicating that negotiations with respect to the Bridge Facility or other debt, if true, are being undertaken or are underway.

The Company acknowledges the Staff’s comment and undertakes to disclose the following regarding its discussions with Mr. Icahn (1) in an amendment to the Schedule 14D-9 to revise the disclosure in Item 4 under the heading “Background of the Offer” and (b) on page 14 of the Company’s preliminary proxy statement on Schedule 14A under the heading “Additional Background of the Solicitation” (~~strikethrough~~ reflects a deletion and bold and underline reflects new disclosure):

“On February 21, 2022, representatives of Lazard Frères & Co. LLC (“Lazard”), financial advisor to the Company, had a telephone call with Mr. Icahn and several of his representatives. The purpose of the call was for Lazard to invite Mr. Icahn and his representatives to share the terms they proposed for Mr. Icahn’s potential financing to replace the Bridge Facility. However, Mr. Icahn declined to propose any terms. Mr. Icahn restated his objective to purchase the Company for $75 per share as his priority as compared to providing any financing on its own. Moreover, Mr. Icahn stated that he would only be willing to provide financing if his tender offer closed first or, if the Company agreed to move forward with the tender offer and it did not close, he would provide financing on terms that he declined to define.

On February 21, 2022, Lazard followed up by email with a request for proposed financing terms ~~but did not receive a response~~ and asked Mr. Icahn to complete a questionnaire including questions concerning specific types of equity, ratios of any such equity if a financing were to consist of multiple components and other proposed terms, such as exit requirements and governance rights. On March 1, 2022, after refusing to provide such information to Lazard, Mr. Icahn publicly disclosed his purported responses to the questionnaire. However, in his responses, Mr. Icahn failed to respond to a number of direct questions and did not provide any specific proposed terms.”

The Company respectfully submits to the Staff that no further disclosure is required pursuant to Item 1006(d) of Regulation M-A, which provides, in relevant part, that the Company shall state whether or not it is “undertaking or engaged in any negotiations in response to the tender offer” (emphasis added) regarding, among other things, the Items listed in Item 1006(c)(3). While the Company is engaged in negotiations with certain third parties other than Mr. Icahn, including investment banks, investors and potential lenders, regarding, among other things, the potential refinancing of certain of its outstanding indebtedness, including the Bridge Facility, and the potential financing of a proposed transaction involving the separation of Centuri from the Company, the Company has not engaged in any of these discussions “in response to the tender offer.” Rather, the Board of Directors of the Company, in exercising its fiduciary duties, is pursuing these proposed financings in the ordinary course of business as it has deemed such transactions to be in the best interests of the Company and its stockholders. The Company expects to continue to engage in such negotiations regardless of whether the terms of the tender offer are amended, and in fact, regardless of whether the tender offer is terminated.

If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (702) 876-7173.

Sincerely,

/s/ Thomas Moran
Thomas Moran
Vice President/Corporate Secretary/Legal Counsel